

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2024

Sachin Latawa
Chief Executive Officer
Tirios Propco Series LLC
8 The Green A
Dover, DE 19901

> **Re: Tirios Propco Series LLC**
> **Amendment No. 10 to Offering Statement on Form 1-A**
> **Filed June 7, 2024**
> **File No. 024-12277**

Dear Sachin Latawa:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amended Form 1-A filed June 7, 2024

General

1.   It is unclear why certain statements on your website describing the Tirios platform, the Tokens and their functionalities for marketing or other purposes appear inconsistent with your offering statement disclosure and previous representations to the Staff in your response letters. As examples only, we note the following:

- Refer to the video presentation posted on your website at https://www.tirios.ai/ under the heading "Truly a platform for everyone. See why."
  - The video presentation states that the Tirios blockchain "allows investors to *buy digital shares* [emphasis added] called Tokens," and the "total equity value in each home is divided into these Tokens, and each investor can buy one or more Tokens...." The video also states that properties that pass Tirios' underwriting standards are "presented to [investors] as Tokens," which allow them to diversify their portfolios. These statements appear inconsistent with: (i) your disclosures at pages 27 - 28 and elsewhere that each Token constitutes a digital courtesy copy

of the Series Interests represented thereby, and (ii) your disclosure at pages 33 - 34 under "Subscription Procedure," which indicates that prospective Subscribers are subscribing for Series Interests, rather than Tokens.

o The video presentation states that, "Tirios' platform manages payouts every quarter using smart contracts that distribute earnings to Tokenholders. Investors can track their investment, NOI and dividend distributions all on blockchain." These statements appear inconsistent with your disclosure at page 28 and elsewhere that the smart contract used to create each Token does not grant any additional legal rights, economic rights or otherwise to the Series Interests Member.

- Several blog posts on your website include statements suggesting that Tokens created on the Tirios blockchain afford Tokenholders certain legal or economic rights, which appears inconsistent with your offering statement disclosures at pages 27 – 28 that the "Tokens represent a digital courtesy copy of the Series Interests maintained on the blockchain, and there is no value attributable to the Token in absence of the Series Interests" and cannot be purchased, sold, or traded separate from the Series Interests.

    o The June 7, 2023 blog post titled, "The Role of Smart Contracts in Fractional Ownership of Real Estate Assets" includes references to integrating smart contracts into fractional ownership, including tokenization of real estate assets, rent collection and distribution, voting and decision-making, etc., which appears inconsistent with your offering statement disclosure for the reasons identified above.

    o The July 16, 2023 blog post titled, "Real Estate Tokenization and Liquidity: Unlocking the Potential of Illiquid Assets," states that: (i) "[T]okenization refers to the process of converting a physical asset, such as a property, into digital tokens. These tokens represent fractional ownership of the asset, allowing multiple investors to hold a stake in the property….To learn more about tokenization in real estate, visit Tirios," and (ii) "By leveraging blockchain technology, real estate investment platforms can facilitate secure and transparent transactions, eliminating the need for intermediaries and reducing transaction costs….Moreover, blockchain enables the tokenization of real estate assets….Tokenization allows for fractional ownership, making it easier for investors to buy, sell, or trade their shares in a property…. As more platforms, like Tirios, adopt blockchain technology, the future of real estate investment looks brighter and more inclusive than ever before."

    o The July 11, 2023 blog post titled, "Tokenizing Real Estate: The Key to Unlocking Affordable Housing for All," states that: (i) "This innovative [tokenized real estate] approach leverages the power of blockchain technology to enable fractional ownership of properties, making it possible for a wider range of investors to participate in the real estate market," and (ii) "Blockchain technology plays a crucial role in the tokenization process....For investors, tokenized real estate provides an opportunity to diversify their portfolios....Platforms like Tirios are at the forefront of this revolution, enabling individuals to invest in tokenized real estate listings with ease. By offering a user-friendly platform and a diverse range of investment opportunities, Tirios empowers investors to take advantage of the benefits of tokenized real estate...."

o The February 14, 2023 blog post titled, "Learn How Tirios Is Using Blockchain To Help Millennials Overcome Real Estate Investment Barriers" states, "Tirios is the only vertically-integrated investment platform that equips millennials with the ability to own a fractional share in a rental home for as little as $1,000. It does so by relying on blockchain technology, which helps to remove expensive and often time-sapping intermediaries from the process."

Please revise your website, including the blog posts therein, to remove and/or reconcile the statements therein for consistency with your offering statement, or advise otherwise. Please be advised that based upon your response and revisions, we may have further comments. Additionally, in light thereof, we may also need to reconsider your disclosures in response to our prior comments, including, without limitation, comments 6 and 9 – 21 in our letter dated July 20, 2023 and comments 3 – 10 in our letter dated September 15, 2023.

Please contact Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arden Anderson, Esq.